UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): November 1, 2005

Commission File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Identification Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

_____

Check the appropriate box below if the Form 8−K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a−12 under the Exchange Act (17 CFR 240.14a−12)

☐ Pre−commencement communications pursuant to Rule 14d−2(b) under the Exchange Act (17 CFR 240.14d−2(b))

☐ Pre−commencement communications pursuant to Rule 13e−4(c) under the Exchange Act (17 CFR 240.13e−4(c))

Item 2.02 Results of Operations and Financial Condition
On November 1, 2005 the Company issued the following press release.

Puget Energy reports third-quarter 2005 earnings
Washington regulators approve all-party regulatory settlement for power cost rate case

Bellevue, Wash. (November 1, 2005) — Puget Energy (NYSE: PSD) today reported third quarter 2005 net income from continuing operations of $5.9 million, or 6 cents per diluted share, compared to net income of $9.4 million, or 9 cents per share, in the third quarter of 2004.

Puget Energy's electric and natural gas utility, Puget Sound Energy (PSE), reported third quarter 2005 net income of $6.2 million compared to third quarter 2004 net income of $9.6 million. Higher utility operations and maintenance costs and plant depreciation expense during the third quarter 2005 offset the impact of an increase in margins from higher energy sales to electric and natural gas customers.

On October 26, 2005, Puget Energy sold 15 million shares of common stock. The $310 million in net proceeds from this issuance will be invested in PSE to repay short-term debt incurred primarily to fund the utility's construction program.

"We're investing in necessary energy infrastructure to provide safe, reliable service to our growing region," said Puget Energy Chairman, President and CEO Stephen P. Reynolds. "We are also highlighting our energy efficiency programs to help our customers manage through this period of high energy prices," added Reynolds.

"As part of our long-term resource plan, the 150 megawatt Hopkins Ridge wind power project received regulatory approval and is on track to begin serving customers by year-end. We have also begun construction on our second, larger wind power project and will begin our review of a new series of electric generating resources." said Reynolds.

Puget Energy reaffirmed previously announced 2005 earnings guidance from continuing operations of $1.30 to $1.40 per diluted share, assuming normal weather patterns in the fourth quarter of 2005.

Third Quarter 2005 Summary for Puget Sound Energy (PSE)

- PSE reported income for common stock of $6.2 million for the third quarter of 2005, or 6 cents per diluted share, compared with income for common stock of $9.6 million, or 10 cents per share for the same period in 2004.

- PSE's electric sales volumes to retail customers increased by 1.5 percent in the third quarter of 2005 compared to the same period in 2004. Over the last twelve months the number of PSE's electric customers increased by 1.8 percent. PSE's electric margin increased by $0.4 million pre-tax in the third quarter of 2005 compared to the same period in 2004.

- PSE's natural gas sales volumes to retail customers increased by 1.3 percent in the third quarter of 2005 compared to the same period a year ago. Over the last twelve months the number of PSE's natural gas customers increased by 2.9 percent. Gas margin for the third quarter of 2005 grew by $4.4 million pre-tax compared to the same period in 2004 reflecting higher sales volumes and a March 2005 general tariff rate increase.

- PSE's utility operations and maintenance expenses increased by $14.5 million pre-tax in the third quarter of 2005 compared to the same period in 2004. The increase in 2005 was largely driven by higher planned maintenance costs at company-owned energy production and delivery facilities and employee pension and benefit expense.

- PSE's depreciation and amortization expenses increased by $3.0 million pre-tax in the third quarter of 2005 compared to the third quarter of 2004 reflecting the addition of new utility infrastructure.

InfrastruX Group (InfrastruX)

Puget Energy reports the financial results of InfrastruX in 2005 as discontinued operations, following the accounting guidance of FAS-144 "Accounting for the Impairment or Disposal of Long-Lived Assets". For additional information regarding InfrastruX's financial performance during the third quarter 2005 please refer to Puget Energy's Form 10-Q for the period ended September 30, 2005.

Puget Energy Third Quarter 2005 vs. Third Quarter 2004 EPS Reconciliation

	Cents per diluted share
Puget Energy Q3 2004 Reported Earnings from Continuing Operations	$0.09
Increase in utility energy margins in 2005	0.03
Increase in utility O&M expense in 2005	(0.08)
Increase in utility depreciation expense in 2005	(0.02)
Decrease in property and income taxes	0.02
All other variances, net	0.02
Puget Energy Q3 2005 Earnings from Continuing Operations	**$0.06**

Form 10-Q Quarterly Report for the Third Quarter of 2005

Puget Energy provided additional information on its third quarter 2005 financial results in a Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2005. A copy of the Form 10-Q is available through the SEC's web site at www.sec.gov or at the Company's web site at www.pugetenergy.com. Investors are encouraged to read the financial statements and disclosures contained in the Form 10-Q filing.

Calendar Year 2006 Earnings Guidance

Puget Energy today reaffirmed its previously announced earnings guidance for calendar year 2006 of $1.40 to $1.55 per diluted share from continuing operations, assuming normal weather conditions.

Third Quarter 2005 Earnings Presentation Webcast

A management discussion of the third quarter results is scheduled for 10 a.m. ET (7 a.m. PT) on Wednesday, November 2, 2005. A live webcast of the presentation can be accessed through the "Shareholders and Analysts" section at www.pugetenergy.com. The webcast will be archived and available for replay following the live broadcast through midnight (ET) on Wednesday, November 16, 2005. A recorded replay of the conference call also will be available two hours after completion on November 2 through midnight (ET) November 16, 2005. To access the recording, dial 1-888-286-8010, and enter the conference I.D. number 39996436.

Puget Energy is an energy services holding company that conducts all of its operations through its subsidiaries, PSE and InfrastruX Group. PSE is a regulated utility company that generates, purchases and sells electricity; and purchases, transports and sells natural gas. The service territory of PSE covers approximately 6,000 square miles, principally in the Puget Sound region of Washington State.

InfrastruX specializes in contracting services to other gas and electric utilities primarily in the Midwest, Texas, and the south-central and eastern United States regions.

PUGET ENERGY -- SUMMARY INCOME STATEMENT

(In thousands, except per-share amounts)

	Unaudited Three months ended 9/30[1]		Unaudited Nine months ended 9/30	
	2005	**2004**	**2005**	**2004**
Operating revenues				
Electric	$ 375,035	$ 322,669	$ 1,140,545	$ 1,018,256
Gas	111,042	89,432	594,737	484,603
Other	4,306	2,925	6,866	4,005
Total operating revenues	490,383	415,026	1,742,148	1,506,864
Operating expenses				
Purchased electricity	200,861	147,589	587,983	517,803
Electric generation fuel	21,058	25,130	54,400	60,132
Residential exchange	(34,525)	(34,014)	(126,676)	(123,799)
Purchased gas	59,151	44,574	359,037	270,683
Unrealized net (gain) loss on derivative instruments	477	1,894	395	(1,042)
Utility operations & maintenance	81,645	67,093	240,299	214,149
Other operations & maintenance	745	529	2,045	1,513
Depreciation & amortization	60,550	57,598	178,284	170,036
Conservation amortization	5,633	4,747	16,746	17,746
Taxes other than income taxes	44,784	42,710	165,005	149,486
Income taxes	2,476	6,958	54,649	40,621
Total operating expenses	442,855	364,808	1,532,167	1,317,328
Operating income	47,528	50,218	209,981	189,536
Other income (deductions):				
Other income	1,422	356	4,184	1,994
Interest Charges:				
AFUDC	2,680	1,650	6,183	3,807
Interest expense	(45,695)	(42,754)	(130,307)	(128,796)
Mandatorily redeemable securities interest expense	(23)	(23)	(68)	(68)
Income from continuing operations	5,912	9,447	89,973	66,473
Income (loss) from discontinued operations, net of tax	(1)	1,677	908	4,237
Net Income	$ 5,911	$ 11,124	$ 90,881	$ 70,710
Common shares outstanding	100,371	99,580	100,160	99,373
Diluted shares outstanding	100,964	100,043	100,754	99,836
Basic earnings per common share from continuing operations	$ 0.06	$ 0.09	$ 0.90	$ 0.67
Basic earnings from discontinued operations	-	0.02	0.01	0.04
Basic earnings per common share	$ 0.06	$ 0.11	$ 0.91	$ 0.71
Diluted earnings per common share from continuing operations	$ 0.06	$ 0.09	$ 0.89	$ 0.67
Diluted earnings from discontinued operations	-	0.02	0.01	0.04
Diluted earnings per common share[2]	$ 0.06	$ 0.11	$ 0.90	$ 0.71

[1] Partial-year results may not accurately predict full-year performance, as earnings are significantly affected by weather.

[2] Diluted earnings per common share include the dilutive effect of securities related to employee compensation plans.

PUGET SOUND ENERGY -- UTILITY OPERATING DATA

	Three months ended 9/30		Nine months ended 9/30	
	2005	2004	2005	2004
Energy sales revenues *($ in thousands; unaudited)*				
Electricity				
Residential	$ 131,719	$ 122,397	$ 496,517	$ 459,058
Commercial	153,138	143,711	461,073	428,877
Industrial	23,667	22,165	68,902	65,318
Other retail sales, including change in unbilled	6,810	5,379	(7,584)	(11,199)
Subtotal, retail sales	315,334	293,652	1,018,908	942,054
Transportation, including change in unbilled	1,654	2,728	6,741	7,342
Sales to other utilities & marketers	40,626	16,558	73,818	38,793
Other[1]	17,421	9,731	41,078	30,067
Total electricity sales	375,035	322,669	1,140,545	1,018,256
Gas				
Residential	57,260	47,100	360,660	295,381
Commercial	37,252	29,047	178,878	144,155
Industrial	9,221	6,864	32,247	25,436
Subtotal, retail sales	103,733	83,011	571,785	464,972
Transportation	3,332	3,133	9,944	9,679
Other	3,977	3,288	13,008	9,952
Total gas sales	111,042	89,432	594,737	484,603
Total energy sales revenues	$ 486,077	$ 412,101	$ 1,735,282	$ 1,502,859
Energy sales volumes *(Unaudited)*				
Electricity (in mWh)				
Residential	1,957,275	1,930,772	7,515,907	7,367,917
Commercial	2,168,625	2,146,246	6,432,239	6,314,739
Industrial	352,808	351,834	1,014,948	1,009,456
Other, including change in unbilled	51,992	33,569	(229,003)	(269,805)
Subtotal, retail sales	4,530,700	4,462,421	14,734,091	14,422,307
Transportation, including change in unbilled	516,588	530,204	1,516,519	1,473,619
Sales to other utilities & marketers	705,593	379,280	1,498,527	930,570
Total mWh	5,752,881	5,371,905	17,749,137	16,826,496
Gas (in 000's of therms)				
Residential	43,750	43,403	322,792	315,128
Commercial	36,551	35,067	183,011	182,748
Industrial	10,052	9,206	34,897	34,143
Transportation	44,306	45,238	145,870	148,834
Total gas volumes	134,659	132,914	686,570	680,853
Margins[2] *($ in thousands; unaudited)*				
Electric	$ 149,627	$ 149,271	$ 503,605	$ 451,997
Gas	38,793	34,349	171,971	163,035
Customers served[3] *(Unaudited)*				
Electricity				
Residential	894,929	879,742	891,508	875,579
Commercial	112,428	109,781	111,628	108,939
Industrial	3,903	3,957	3,914	3,993
Other	2,462	2,221	2,406	2,170
Transportation	17	17	17	17
Total electricity customers	1,013,739	995,718	1,009,473	990,698
Gas				
Residential	629,963	611,534	627,123	607,654
Commercial	50,637	49,591	50,564	49,458
Industrial	2,674	2,708	2,691	2,727
Transportation	130	129	130	129
Total gas customers	683,404	663,962	680,508	659,968
Weather *(Unaudited)*				
Actual heating degree days	212	219	2,811	2,779
Normal heating degree days[4]	238	238	3,068	3,068

[1] Includes sales of non-core gas supplies.

[2] Electric margin is electric sales to retail and transportation customers less the cost of generating and purchasing electric energy sold to customers, including transmission costs, to bring electric energy to PSE's service territory. Gas margin is gas sales to retail and transportation customers less the cost of gas purchased, including gas transportation costs, to bring gas to PSE's service territory.

[3] Customers represents average served during the period.

[4] Seattle-Tacoma Airport statistics reported by NOAA which are based on a 30-year average, 1971-2000. Heating degree days measure how far the daily average temperature falls below 65 degrees. Heating degree days in 2004 are adjusted for leap year by adding the February 28th heating degree day amount.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

By: /s/ James W. Eldredge
      James W. Eldredge
      Vice President, Corporate Secretary

Dated: November 1, 2005   and Chief Accounting Officer